Exhibit 99.1

KAIXIN HOLDINGS

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share, per share data, or otherwise noted)

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$552	$2,388
Inventories	30	29
Prepayment for vehicle purchase and other current assets, net	516	557
TOTAL CURRENT ASSETS	1,098	2,974
Long-term investment	358	393
Property and equipment, net	273	310
Intangible assets, net	18,852	20,713
Operating lease right-of-use assets	193	255
TOTAL NON-CURRENT ASSETS	19,676	21,671
TOTAL ASSETS	$20,774	$24,645

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term operating lease liabilities	$118	$141
Contract liabilities	10	77
Convertible notes	—	635
Income tax payable	68	68
Amounts due to related parties	—	355
Warrant liability	22	22
Accrued expenses and other current liabilities	7,361	7,750
TOTAL CURRENT LIABILITIES	7,579	9,048
Long-term operating lease liabilities	32	90
Deferred tax liabilities	2,057	2,333
TOTAL LIABILITIES	9,668	11,471

COMMITMENT AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares (par value of $0.045 per shares; 796,106,500 shares authorized, 10,328,267 and 5,489,162 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	465	247
Class B Ordinary Shares (par value of $0.045 per shares; 15,000,000 shares authorized, 2,100,000 and 1,100,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	95	50
Series D convertible preferred shares (par value of $0.0001, 6,000 shares and 6,000 shares authorized, issued and outstanding as of June 30, 2025 and December 31, 2024, respectively.)	1	1
Series F convertible preferred shares (par value of 0.00005, 50,005 shares authorized, 42,500 and 42,500 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	1	1
Series G convertible preferred shares (par value of 0.00075, 50,000 shares and 50,000 shares authorized, 12,800 and 12,800 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	1	1
Series H convertible preferred shares (par value of 0.00075, 50,000 shares and 50,000 shares authorized, 7,366 and 7,366 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	1	1
Additional paid-in capital	412,419	406,344
Subscription receivable	(17,900)	(17,900)
Statutory reserve	8	8
Accumulated deficit	(385,954)	(377,543)
Accumulated other comprehensive income	1,969	1,963
TOTAL KAIXIN HOLDINGS’ SHAREHOLDERS’ EQUITY	11,106	13,173
Non-controlling interests	—	1
TOTAL EQUITY	11,106	13,174
TOTAL LIABILITIES AND EQUITY	$20,774	$24,645

The accompanying notes are an integral part of these condensed consolidated financial statements.

KAIXIN HOLDINGS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands of US dollars, except share, per share data, or otherwise noted)

	For the six months ended June 30,
	2025	2024
REVENUE, NET	$95	$—
Cost of revenues	—	—
GROSS PROFIT	95	—

Selling and marketing expenses	65	838
General and administrative expenses	8,726	4,907
Total operating expenses	8,791	5,745

LOSS FROM OPERATIONS	(8,696)	(5,745)

Other income (expenses), net	38	(5)
Foreign currency exchange loss	7	—
Interest expense, net	(3)	(128)
Changes in fair value of warrant liabilities	—	232
Share of equity loss	(34)	—
LOSS BEFORE INCOME TAX PROVISION	(8,688)	(5,646)

Income tax expenses	276	276
NET LOSS	(8,412)	(5,370)
Less: net income attributable to non-controlling interests	(1)	—
NET LOSS ATTRIBUTABLE TO KAIXIN’S SHAREHOLDERS	$(8,411)	$(5,370)

NET LOSS	$(8,412)	$(5,370)
Other comprehensive income (loss)
Foreign currency translation adjustment	7	(37)
COMPREHENSIVE LOSS	$(8,405)	$(5,407)
Less: comprehensive loss attributable to non-controlling interest	—	(77)
COMPREHENSIVE LOSS ATTRIBUTABLE TO KAIXIN’S SHAREHOLDERS	$(8,405)	$(5,339)

Net loss per share*
Basic and diluted	(0.86)	(6.02)

Weighted average shares used in calculating net loss per share*
Basic and diluted	9,769,065	892,491

* Retroactively restated to give effect to a share consolidation at a ratio for one - for - sixty ordinary shares and an authorized share capital increase from $500,000 to $36,500,000 effective on October 25, 2024. (Note 1)

The accompanying notes are an integral part of these condensed consolidated financial statements.

KAIXIN HOLDINGS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of US dollars, except share and per share data, or otherwise noted)

											Accumulated
			Class A Ordinary		Class B Ordinary		Additional				Other	Total	Non-	Total
	Preferred shares		Shares		Shares		paid-in	Subscription	Statutory	Accumulated	Comprehensive	shareholders’	controlling	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	receivable	reserve	deficit	(loss) income	equity	interest	Equity
Balance as of December 31, 2023	49,000	$2	830,109	$37	—	—	$399,125	$(17,900)	$8	$(336,571)	$890	$45,583	$3,434	$49,017
Net loss	—	—	—	—	—	—	—	—	—	(5,370)	—	(5,370)	—	(5,370)
Issuance of ordinary shares for conversion of convertible notes	—	—	135,111	6	—	—	1,202	—	—	—	—	1,208	—	1,208
Vesting of restricted shares award	—	—	18,034	1	—	—	1,447	—	—	—	—	1,447	—	1,447
Issuance of Series G convertible preferred shares to settle payables due to purchaser of KAG	12,800	**	—	—	—	—	1,996	—	—	—	—	1,996	—	1,996
Issuance of Series H convertible preferred shares to settle payables for sales incentive	7,366	**	1,664	**	—	—	987	—	—	—	—	988	—	988
Issuance of ordinary shares for payments of dividends	—	—	1,667	**	—	—	**	—	—	—	—	—	—	—
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	(7)	(7)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	40	40	(77)	(37)
Balance as of June 30, 2024	69,166	$2	986,585	$44	—	—	$404,757	$(17,900)	$8	$(341,941)	$930	$45,892	$3,350	$49,242

Balance as of December 31, 2024	68,666	$4	5,489,162	$247	1,100,000	$50	$406,344	$(17,900)	$8	$(377,543)	$1,963	$13,173	$1	$13,174
Net loss	—	—	—	—	—	—	—	—	—	(8,411)	—	(8,411)	(1)	(8,412)
Vesting of restricted shares award	—	—	3,800,000	171	1,000,000	45	5,484	—	—	—	—	5,700	—	5,700
Issuance of ordinary shares for conversion of convertible notes	—	—	539,105	24	—	—	614	—	—	—	—	638	—	638
Issuance of ordinary shares for conversion of convertible preferred shares	(500)	**	500,000	23	—	—	(23)	—	—	—	—	—	—	—
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	6	6	1	7
Balance as of June 30, 2025	68,166	$4	10,328,267	$465	2,100,000	$95	$412,419	$(17,900)	$8	$(385,954)	$1,969	$11,106	$—	$11,106

* Retroactively restated to give effect to a share consolidation at a ratio for one - for - sixty ordinary shares and an authorized share capital increase from $500,000 to $36,500,000 effective on October 25, 2024. (Note 1)

** Less than $1,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

KAIXIN HOLDINGS

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share and per share data, or otherwise noted)

	For the six months ended June 30,
	2025	2024
Net cash used in operating activities	$(1,478)	(1,438)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of a subsidiary	1	16
Net cash provided by investing activities	1	16

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of borrowings from related parties	(356)	—
Net cash used in financing activities	(356)	—

Effect of exchange rate changes on cash and cash equivalents	(3)	(35)

Net changes in cash and cash equivalents	(1,836)	(1,457)
Cash and cash equivalents at beginning of period	2,388	2,085
Cash and cash equivalents at end of period	$552	$628

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest expense paid	$—	$—
Income tax paid	$—	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Issuance of shares in connection with conversion of convertible notes	$638	$1,208

The accompanying notes are an integral part of these condensed consolidated financial statements.

KAIXIN HOLDINGS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Kaixin Holdings (“the Company” or “KX”), was incorporated in the Cayman Islands in 2016.

On June 25, 2021, KX completed a business combination with Haitaoche Limited (“Haitaoche”, or “HTC”), resulting in KX acquiring 100% of the share capital of Haitaoche in exchange for an aggregate of 4,935,700 ordinary shares, which was issued to several former shareholders of Haitaoche. The business combination was treated as a reverse acquisition of KX under ASC 805, using the acquisition method of accounting, and Haitaoche was deemed to be the accounting acquirer.

Following the completion of the reverse acquisition, KX is the consolidated parent of Haitaoche and the resulting company operates under the KX corporate name. Haitaoche’s historical financial statements became the historical financial statements of the Group. The acquired assets and liabilities of KX are included in the Group’s consolidated balance sheets since June 25, 2021 and the results of its operations and cash flows are included in the Group’s consolidated statement of operations and comprehensive loss and cash flows for periods beginning after June 25, 2021.

On September 14, 2023, the Group effected a share consolidation at a ratio of one-for-fifteenth (15) ordinary shares with a par value of US$0.00005 each in the Group’s issued and unissued share capital into one ordinary share with a par value of US$0.00075 (“the 2023 Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Group to be US $50,000 divided into (a) 660,461,733 Class A ordinary shares of a par value of US $0.00075 each, (b) 6,000,000 Class B ordinary shares of a par value of US $0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US $0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US $0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, and (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each” to “US$36,500,000 divided into (a) 48,660,461,733 Class A ordinary shares of a par value of US$0.00075 each, (b) 6,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, and (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each.

KAIXIN HOLDINGS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

On October 25, 2024, the Group effected changes of share capital structure as the following:

(i)	an increase of authorized share capital from $500,000 to $36,500,000 by creation of an additional 48,000,000,000 Class A ordinary shares of a par value of US$0.00075 each.

(ii)	redesignation of (i) 894,000,000 authorised but unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be re-designated and re-classified as 894,000,000 Class B ordinary shares of a par value of US$0.00075 each; and (ii) 71,733 authorised but unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be re-designated and re-classified as 71,733 Series K convertible preferred shares of a par value of US$0.00075 each, such that the authorised share capital of the Company shall be changed to $36,500,000 divided into (a) 47,766,390,000 Class A ordinary shares of a par value of US$0.00075 each, (b) 900,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each.

(iii)	share consolidation at a ratio of one-for-sixty (60) ordinary shares with a par value of US$0.00075 each in the Group’s issued and unissued share capital into one ordinary share with a par value of US$0.0045 (“the 2024 Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Group to be US$36,500,000 divided into (a) 796,106,500 Class A ordinary shares of a par value of US$0.045 each, (b) 15,000,000 Class B ordinary shares of a par value of US$0.045 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each.

Setup new subsidiaries

In January 2024, the Group, through one of its subsidiaries in the PRC, set up one subsidiary, namely, Zhejiang Kaixin Zhihui Auto Co. Ltd. The Group owned 100% equity interest in the subsidiary.

In February 2025, the Group, through one of its subsidiaries in the PRC, set up one subsidiary, namely, Zhejiang Kaixin Changxing Auto Sales Co. Ltd. The Group owned 51% equity interest in the subsidiary.

KAIXIN HOLDINGS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Disposition of subsidiaries

During the year ended December 31, 2024, the Group entered into certain share transfer agreements with third parties, pursuant to which the Group transferred equity interest in subsidiaries. The details are as the following:

		% of
	Date of	Ownership
Name of Disposed Subsidiaries	Disposal	after disposal
Kaixin Manman Commuting Technology Co. Ltd	May 27, 2024	0%
Wuhan Jieying Chimei Automobile Sales Co., Ltd.	August 22, 2024	0%
Chongqing Jieying Shangyue Automobile Sales Co., Ltd.	November 8, 2024	0%
Anhui Kaixin New Energy Vehicle Co., Ltd.	December 5, 2024	33.298%
Morning Star Auto Inc.	December 5, 2024	0%

In addition, the Group also disposed of Kaixin Daman in July 2024 and Kaixin Jingtao in February 2025 due to minimal operations. In February 2025, the Company also dissolved Zhejiang Kaixin Zhihui Auto Co. Ltd., which did not commence operations since its inception.

The management believed that none of the transfers of share interest in subsidiaries or disposition of Kiaixn Daman represent a strategic shift that has (or will have) a major effect on the Group’s operations and financial results. The transfers of equity in subsidiaries or the disposition of subsidiary are not accounted as discontinued operations in accordance with ASC 205-20.

The Company and its consolidated subsidiaries, are collectively referred to as the “Group”. The Group is primarily engaged in sales of domestic automobiles and the used car sales business in the People’s Republic of China (“PRC”).

The major subsidiaries of the Company as of June 30, 2025 are summarized as below:

	Later of date of
	incorporation or	Place of	% of	Principal
Name of Subsidiaries	acquisition	Incorporation	Ownership	Activities
Major subsidiaries:
Jet Sound Hong Kong Company Limited	May 7, 2011	Hong Kong	100%	Investment holding
Zhejiang Kaixin Auto Co., Ltd	April 4, 2021	PRC	100%	Used car trading business

KAIXIN HOLDINGS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2024. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of the results for the full year.

The unaudited condensed consolidated financial statements have not been reviewed by an independent certified public accountant.

(b)	Going concern and liquidity

For the six months ended June 30, 2025 and 2024, the Company reported a net loss of approximately $8.4 million and $5.4 million, respectively, and operating cash outflows approximately $1.5 million and $1.4 million. For the six months ended June 30, 2025 and 2024, the Company generated minimal revenues. As of June 30, 2025 and December 31, 2024, the Company reported accumulated deficits of approximately $386.0 million and $377.5 million, respectively. These factors raise a substantial doubt about the Company’s ability to continue as a going concern.

As of June 30, 2025, the Company had cash of approximately $0.6 million, which were highly liquid. On the other hand, the Company had current liabilities of approximately $7.6 million. Among the balance of current liabilities, other payables of $7.4 million are payable on demand and may be extended. In addition, two major shareholders of the Company have agreed to consider to provide necessary financial support in the form of debt and/or equity to the Company to enable the Company to meet its other liabilities and commitments as they become due for at least twelve months from the issuance date of this unaudited condensed consolidated financial statements.

The management believes that the Company will continue as a going concern in the following 12 months from the date the Company issued the unaudited condensed consolidated financial statements for the six months ended June 30, 2025. The accompanying unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

KAIXIN HOLDINGS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 — inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

Level 2 — inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Assets measured at fair value on a recurring basis

Management of the Group considers the carrying amount of cash and cash equivalents, accounts receivable, other receivables, short-term bank loans, accounts payable, amounts due to related parties, other payables and income tax payable based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. There have been no transfers between Level 1, Level 2, or Level 3 categories during the six months ended June 30, 2025 and 2024.

Assets measured at fair value on a nonrecurring basis

The Group measures its property, equipment, and intangible assets at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The Group measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates.

Goodwill is evaluated for impairment annually or more frequently if events or conditions indicate the carrying value of a reporting unit may be greater than its fair value. Impairment testing compares the carrying amount of the reporting unit with its fair value.

For the six months ended June 30, 2025 and 2024, no impairment was provided against goodwill.

KAIXIN HOLDINGS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480 - Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815 - Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Group’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter with changes in fair value recognized in the statements of operations in the period of change.

(e)	Revenue recognition

The Group primarily sells automobiles to car dealers and individual customers through signing written sales contracts. The Group presents the revenue generated from its sales of automobiles on a gross basis as the Group is a principal based on the fact that the Group is primarily responsible for fulling the promise to deliver the specified used cars or new cars to the customers, the Group also has pricing discretion and obtains substantially all of the remaining benefits from the sale goods. Revenue is recognized at a point in time upon delivery, which usually coincide with the timing of the customer acceptance. For the six months ended June 30, 2025 and 2024, the Company did not generate revenues from new-car wholesales.

For the six months ended June 30, 2025, the Company commenced rendering consulting services related to design and development of electric vehicles to customers. The Company identified one performance obligation in the agreements with customers. The transaction price is fixed. Revenue is recognized over period using input method. For the six months ended June 30, 2025, the Company recognized revenues of $95 from consulting services.

Contract liabilities

Contract liabilities are payment from customers for purchase, and are deferred when corresponding performance obligation has not been satisfied. They are recognized as revenue upon the Group transfers the control of products or services to the customers. The balances of advances from customers as of June 30, 2025 and December 31, 2024 were $10 and $77, respectively.

KAIXIN HOLDINGS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)	Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Company recognizes the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods. Share options granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as the compensation costs over the estimated requisite service period, regardless of whether the market condition has been met.

A change in any of the terms or conditions of share options is accounted for as a modification of stock options. The Company calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

(g)	Recently issued accounting pronouncements

On July 30, 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. Early adoption is permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply the standard retrospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

KAIXIN HOLDINGS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Recently issued accounting pronouncements (cont.)

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

In March 2023, the FASB issued new accounting guidance, ASU 2023-01, for leasehold improvements associated with common control leases, which is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. The new guidance introduced two issues: terms and conditions to be considered with leases between related parties under common control and accounting for leasehold improvements. The goals for the new issues are to reduce the cost associated with implementing and applying Topic 842 and to promote diversity in practice by entities within the scope when applying lease accounting requirements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of income and comprehensive income and unaudited condensed consolidated statements of cash flows.

KAIXIN HOLDINGS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

3.	DISPOSAL OF SUBSIDIARIES

Disposal of a subsidiary for the six months ended June 30, 2025

On February 10, 2025, the Company entered into a share transfer agreement with a third party individual, pursuant to which the Company transferred 70% equity interest in Kaixin Jingtao at consideration of $2. Upon disposal, Kaixin Jingtao’s net assets was comprised of the following:

As of February 10, 2025
Cash	$2
Prepayment for vehicle purchase and other current assets	70
Accrued expenses and other current liabilities	(70)
Foreign exchange adjustment	0
Net assets	$2

Non-controlling interest	$0
Consideration	$2
Loss on disposal of Kaixin Jingtao	$0

Disposal of a subsidiary for the six months ended June 30, 2024

On May 21, 2024, the Company entered into a share transfer agreement with a third party individual, pursuant to which the Company transferred 70% equity interest in Kaixin Manman at consideration of $16. Upon disposal, Kaixin Manman’s net assets was comprised of the following:

As of May 21, 2024
Cash	$23
Accrued expenses and other current liabilities	(0)
Foreign exchange adjustment	0
Net assets	$23

Non-controlling interest	$7
Consideration	$16
Loss on disposal of Kaixin Manman	$0

KAIXIN HOLDINGS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

4.	INTANGBILE ASSETS

As of June 30, 2025 and December 31, 2024, intangible assets were comprised of the following:

	June 30, 2025	December 31, 2024
Trademark identified in reverse acquisition (1)	$15,100	$15,100
Technology identified in acquisition of Morning Star (2)	13,972	13,972
Software	70	68
Total	29,142	29,140
Less: Accumulated amortization	(10,290)	(8,427)
Intangible assets, net	$18,852	$20,713

For the six months ended June 30, 2025 and 2024, amortization expense was $1,862 and $1,862, respectively. The following is a schedule, by fiscal years, of amortization amount of intangible asset as of June 30, 2025:

For the six months ended December 31, 2025	$1,862
For the year ended December 31, 2026	3,723
For the year ended December 31, 2027	3,723
For the year ended December 31, 2028	3,723
For the year ended December 31, 2029	3,723
Thereafter	2,098
Total	$18,852

5.	RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Group:

Name	Relationship
Mr. Lin Mingjun (“Mr. Lin”)	A controlling shareholder and chief executive officer of the Group
Mrs. Yang Yi (“Mrs. Yang”)	Chief financial officer of the Group

Amounts due to related parties

As of June 30, 2025 and December 31, 2024, significant amounts due to related parties consisted of the following:

	June 30, 2025	December 31, 2024
Mr. Lin	$—	$171
Mrs. Yang	—	151
Others	—	33
	$—	$355

KAIXIN HOLDINGS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

6.	INCOME TAXES

Cayman Islands

The Group is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Group’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the six months ended June 30, 2025 and 2024. Therefore, no Hong Kong profit tax has been provided for the six months ended June 30, 2025 and 2024.

PRC

The Group’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

For the six months ended June 30, 2025 and 2024, the Group incurred deferred income tax expenses of $276 and $276, respectively.

7.	CONVERTIBLE NOTES

The Group issued and sold two Convertible Promissory Notes (“Note A” and “Note B”, or collectively as “Notes”) to Streererville Capital, LLC (the “Lender”) on November 19, 2021 and April 8, 2022, respectively. The principal amount of each Note is $2,180 and contract terms of both Notes are substantially the same.

The purchase price of each Notes was $2,000, calculated at principal of $2,180 less discount of $160 at issuance and the transaction expense of $20 in connection with the purchase and sale of the Securities. The Notes bore an interest at 8% per annum and is repayable in full in 18 months from issuance.

According to the Securities Purchase Agreements of the Notes, the Group has option to repay the Notes in cash until it received the conversion notice from Lender or repayment date. The Lender also has the option to convert the Notes into ordinary shares at any time following the 6-month anniversary of the issuance date unless the outstanding balance was paid in full. The conversion price is $3.00 per ordinary share.

The Group did not elect the fair value option for the convertible note. In addition, the Note did not have any embedded conversion option and redemption feature which shall be bifurcated and separately accounted for as a derivative under ASC 815, nor did it contain a cash conversion feature or beneficial conversion feature. The Group accounted for two Notes as liabilities in its entirety following ASC 470 Debt and recorded interest expenses of $3 and $121 for the six months ended June 30, 2025 and 2024, respectively.

During the six months ended June 30, 2025, the Group issued 539,105 ordinary shares in the amount of $638, to settle a portion of Note B. During the six months ended June 30, 2024, the Group issued 135,111 ordinary shares in the amount of $1,208, to settle a portion of Note B. As of June 30, 2025, the Company fully settled outstanding balances of convertible notes.

KAIXIN HOLDINGS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

8.	MEZZANINE EQUITY AND WARRANT LIABILITIES

On December 28, 2020, KX entered into a definitive securities purchase agreement with U.S. based KX Ventures 4 LLC (the “Investor”) and completed the initial closing on December 29, 2020.

Pursuant to the agreement, the Investor will invest $6,000 in newly designated Series A convertible preferred shares (the “Series A Preferred Shares”) of KX. The first instalment of $3,000 closed on December 29, 2020 (the “First Closing”). The Series A Preferred Shares are convertible into 1,000,000 ordinary shares of KX’s at a conversion price of $180, subject to customary adjustments. Pursuant to the Purchase Agreement, the Investor will also receive warrants to subscribe for KX’s ordinary shares at an exercise price of $3.00 per share. The preferred shares and ordinary shares underlying the warrants are not subject to stock split.

In connection with the issuance of 3,000 convertible preferred shares at the First Closing, 1,500,000 Series A Warrants, 1,333,333, Series B Warrants and 2,000,000 Series C Warrants (collectively the “Warrants”) were issued to the Investor, with each warrant provided the holder the right to subscribe for KX’s ordinary shares at an exercise price of $180 per share. Series A and Series B Warrants are immediately exercisable, and Series C Warrants are exercisable upon exercise and in proportion to the number of Series B Warrants exercised. Series A, B and C warrants expire on December 29, 2027, August 29, 2024 and June 29, 2028, respectively.

The Series A Preferred Shares and Warrants are bundled transactions, which were considered as equity-linked instruments. The management has determined that there was beneficial conversion feature attributable to the preferred shares because the initial effective conversion prices of these preferred shares were lower than the fair value of KX’s ordinary shares at the relevant commitment dates, and the effect of beneficial conversion feature was recognized in additional paid-in capital. The fair value allocated to the Series A Preferred Shares was $1,310 at the date of the First Closing. The Warrants are classified as a liability and the fair value allocated to warrants was $1,690 as of the date of the First Closing.

The Group classified the Series A Preferred Shares as mezzanine equity as they were contingently redeemable upon the occurrence of the redemption event which is outside the Group’s control. The Series A Preferred Shares was redeemable if the volume-weighted average price is less than $180 on the 54-month anniversary of December 29, 2020 (the “Original Issue Date”) and expired in 2025.

The Group accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date (June 1, 2025) of the instrument using the interest method. In August 2021, total Series A preferred Shares of $3,000 were converted into 72,610 ordinary shares of the Group. As of June 30, 2025 and December 31, 2024, the Group had no outstanding Series A Preferred Shares.

The Warrants were classified as the warrant liability on the issuance date and was subsequently remeasured at fair value at each reporting date before the warrants are exercised or expired. The changes in fair value of warrant liabilities were charged to the consolidated statements of operations and comprehensive loss. No warrants were exercised as of June 30, 2025. As of June 30, 2025 and December 31, 2024, the Group had outstanding warrant liabilities of $22 and $22.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

9.	EQUITY

Ordinary shares

On September 14, 2023, the Group effected a share consolidation at a ratio of one-for-fifteenth (15) ordinary shares with a par value of US$0.00005 each in the Group’s issued and unissued share capital into one ordinary share with a par value of US$0.00075 (“the First Share Consolidation”).

On October 25, 2024, the Group effected a share consolidation at a ratio of one-for-sixty (60) ordinary shares with a par value of US $0.00075 each in the Group’s issued and unissued share capital into one ordinary share with a par value of US $0.0045 (“the Second Share Consolidation”). In addition, the Group also effected an increase in authorized share capital from $500,000 to $36,500,000, and a redesignation of ordinary shares into two-class ordinary shares.

Following the First and Second Share Consolidation, increase in authorized share capital and redesination of Class A and Class B Ordinary Shares, the authorized share capital of the Group to be US $36,500,000 divided into 796,106,500 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares, each at a par value of US$0.0045 per share, and 333,738 preferred shares, including (a) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (b) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (c) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (d) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (e) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (f) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (h) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each.

The Group believed that it was appropriate to reflect the transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share. The Group has retroactively adjusted all share and per share data for all periods presented.

For the six months ended June 30, 2025, the Group has granted 3,800,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares under the Kaixin 2024 Plan.

As of June 30, 2025, there were 10,328,267 Class A Ordinary Shares and 2,100,000 Class B Ordinary Shares issued and outstanding, respectively. As of December 31, 2024, there were 5,489,162 Class A Ordinary Shares and 1,100,000 Class B Ordinary Shares issued and outstanding, respectively.

KAIXIN HOLDINGS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

9.	EQUITY (CONTINUED)

Preferred shares

Series D Preferred Shares

On March 31, 2021, KX closed a securities purchase agreement with Moatable, Inc. (the “Holder”) a. Pursuant to the agreement, the Holder invested $6,000 in the Group in exchange for 6,000 shares of newly designated Series D convertible preferred shares (the “Series D Preferred Shares”) of KX. The preferred shares and ordinary shares underlying the warrants are not subject to stock split. Major terms of the Series D Preferred Shares are as follows:

Conversion Rights: Series D preferred shares are convertible into 2,000,000 ordinary shares of KX’s at a conversion price of $3.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after April 8, 2021 at the option of the Holder into that number of ordinary shares.

Redemption Rights: the redemption was comprised of optional redemption and redemption on triggering events. With respect to optional redemption, KX may deliver a notice to the Holders of its irrevocable option to redeem some or all of the then outstanding Series D Preferred Shares at any time after March 30, 2022. With respect to redemption on several triggering events, upon the occurrence of a Triggering Event, each Holder shall have the right, exercisable at the sole option of such Holder, to require the Group to redeem all of the Series D Preferred Shares.

The Series D Preferred Shares were considered as permanent equity since they were redeemable upon the occurrence of events that are within the Group’s control. The Group has issued 6,000 convertible preferred shares and received $6,000 in April 8, 2021.

Series F Preferred Shares

On December 28, 2022, KAG closed a securities purchase agreement with Stanley Star Group Inc. (the “Holder”). On March 24, 2023, KAG and Stanley Star entered into an amendment to the supplement agreement that modified specific terms of the $50 million preferred stock issued by the Group to Stanley Star. The Group issued 50,000 convertible preferred shares of the Group to Stanley Star as part of consideration of the divestment of the Disposed VIE. The preferred shares and ordinary shares underlying the warrants are not subject to stock split. Major terms of the Series F Preferred Shares are as follows:

Conversion Rights: Series F preferred shares are convertible into 555,555 ordinary shares of the Group at a conversion price of $1.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after the applicable Issuance Date at the option of the Holder into that number of ordinary shares.

Redemption Rights: the redemption was comprised of optional redemption and redemption on triggering events. With respect to optional redemption, the Group may deliver a notice to the Holders of its irrevocable election to redeem some or all of the then outstanding Series F Preferred Shares at any time after January 1, 2023. With respect to redemption on several triggering events, upon the occurrence of a Triggering Event, each Holder shall have the right, exercisable at the sole option of such Holder, to require the Group to redeem all of the Series F Preferred Shares.

The Series F Preferred Shares were considered as permanent equity since they were redeemable upon the occurrence of events that are within the Group’s control.

In November 2023, October 2024 and June 2025, KX issued 116,667, 500,000 and 500,000 ordinary shares, respectively, to Stanley Star. As of June 30, 2025, the Company has fully settled the 8,000 Series F Preferred Shares with 42,000 Series F Preferred Shares outstanding.

KAIXIN HOLDINGS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

9.	EQUITY (CONTINUED)

Preferred shares (continued)

Series G Preferred Shares

In connection with disposal of KAG in June 2023, on May 20, 204, KAG issued 12,800 Series G convertible preferred shares, at fair value of $1,996, to the purchaser of KAG to partially settle the outstanding liabilities.

Conversion Rights: Series G preferred shares are convertible into 213,333 ordinary shares of the Group at a conversion price of $1.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after the applicable Issuance Date at the option of the Holder into that number of ordinary shares.

Redemption Rights: the redemption was comprised of optional redemption and redemption on triggering events. With respect to optional redemption, the Group may deliver a notice to the Holders of its irrevocable election to redeem some or all of the then outstanding Series G Preferred Shares at any time after May 20, 2024. With respect to redemption on several triggering events, upon the occurrence of a Triggering Event, each Holder shall have the right, exercisable at the sole option of such Holder, to require the Group to redeem all of the Series G Preferred Shares.

The Series G Preferred Shares were considered as permanent equity since they were redeemable upon the occurrence of events that are within the Group’s control.

Series H Preferred Shares

In May 2024, the Company issued 7,366 Series H convertible preferred shares to dealers to settle sales incentive of $571 and $417, respectively, incurred for the year of 2024 and 2023.

Conversion Rights: Series H preferred shares are convertible into 123 ordinary shares of the Group at a conversion price of $1.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after the applicable Issuance Date at the option of the Holder into that number of ordinary shares.

Redemption Rights: the redemption was comprised of optional redemption and redemption on triggering events. With respect to optional redemption, the Group may deliver a notice to the Holders of its irrevocable election to redeem some or all of the then outstanding Series H Preferred Shares at any time after May 20, 2024. With respect to redemption on several triggering events, upon the occurrence of a Triggering Event, each Holder shall have the right, exercisable at the sole option of such Holder, to require the Group to redeem all of the Series H Preferred Shares.

The Series H Preferred Shares were considered as permanent equity since they were redeemable upon the occurrence of events that are within the Group’s control.

KAIXIN HOLDINGS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

9.	EQUITY (CONTINUED)

Warrants (continued)

Issuance of ordinary shares and 2023 warrants

On November 7, 2023, KX closed a securities purchase agreement with Mr. Long Li, Hermann Limited and Aslan Family Limited (the “Investors”), pursuant to which the Group issued the Investors (i) an aggregate of 175,000 Class A Ordinary Shares of the Group, par value of US$0.0045 per share, at a purchase price of US$52.20 per share (the “Purchase Shares”), and (ii) the warrants to purchase up to 175,000 shares of the Class A Ordinary Shares of the Group at an exercise price of US$60.00 per warrant (the “2023 Warrants”). Each of the Investors will purchase 58,333 of the Purchase Shares and 58,333 of the Warrants. The 2023 Warrants will be exercisable immediately commencing on the closing date of the Securities Purchase Agreement and will expire on the second anniversary of November 7, 2023. On November 11, 2023, the Group and the Investors entered into an amendment to the Securities Purchase Agreement pursuant to which the Purchase Price of the shares is adjusted from $52.20 per share to $108.00 per share and the exercise price of the Warrants is adjusted from US$60.00 per share to US$108.00 per share.

As of November 7, 2023
2023 Warrant
Risk-free rate of return	4.37%
Estimated volatility rate	53.29%
Dividend yield	0%
Spot price of underling ordinary share	0.88
Exercise price	$1.8
Fair value of warrant	$926

Issuance of ordinary shares and 2022 warrants

In January 2022, Suzhou government and its partners planned to invest RMB100 million (approximately $15.4 million) to the Group to support the electronic vehicles business. The Group received the first instalment of RMB 30 million (approximately $4.6 million) in February 2022. In return, the Group issued 4,896 ordinary shares to Derong Group Limited (“Derong”), the entity designed by Suzhou government. In addition, the Group issued 6,500,000 warrant shares (“2022 Warrant) to Discover Flux Ltd, a warrant holder designated by Derong on July 3, 2022. Discover Flux Ltd has right to subscribe for the Group’s ordinary shares at an exercise price of $15.00 per share. The warrant shares were classified as equity and measured at relative fair value of $1,417 using the Black-Scholes pricing model. The portion of the proceeds of $3,298 was allocated to the issued ordinary shares.

The Group paid issuance cost of $1,575 upon receipt of the first instalment of RMB 30 million. The issuance cost was calculated on a fixed percentage of planned investment of RMB 100 million. Accordingly, the Group allocated 30% of the issuance cost, or $472, to the warrant shares and ordinary shares based on their relative fair value. The issuance cost of $472 was reduced against additional paid-in capital. The Group recorded the remaining 70% of the issuance cost, or $1,103 as general and administrative expenses in the consolidated statements of operations and comprehensive loss due to the uncertainty of the remaining investment of RMB 70 million.

KAIXIN HOLDINGS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

9.	EQUITY (CONTINUED)

In November 2023, the Group issued 6,500,000 ordinary shares to redeem the warrants from Discover Flux Ltd. The fair value of the warrants as of July 3, 2022 were calculated using the Black-Scholes pricing model with the following assumptions:

As of July 3, 2022
2022 Warrant
Risk-free rate of return	2.60%
Estimated volatility rate	57.21%
Dividend yield	0%
Spot price of underling ordinary share	1.035
Exercise price	$1
Fair value of warrant	$2,027

Statutory reserve and restricted net assets

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries and VIE entities located in the PRC, are required to provide for certain statutory reserves. The statutory reserve fund required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC subsidiary only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Group’s PRC subsidiary is restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of paid-in-capital and statutory reserve of Group’s PRC subsidiary, were $107,222 and $107,222 as of June 30, 2025 and December 31, 2024, respectively.

KAIXIN HOLDINGS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

10.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,
	2025	2024
NET LOSS ATTRIBUTABLE TO KAIXIN’S SHAREHOLDERS	$(8,411)	$(5,370)

Net loss per share
Basic and diluted	(0.86)	(6.02)

Weighted average shares used in calculating net loss per share
Basic and diluted	9,769,065	892,491

Since the Group is in a net loss for the six months ended June 30, 2025 and 2024 presented in these financial statements, the potential dilutive securities were not included in the calculation of dilutive net loss per share where their inclusion would be anti-dilutive. And no dilutive security was issued for the six months ended June 30, 2025 and 2024, there was no difference between the Group’s basic and diluted net loss per share for the periods presented.

11.	SHARE-BASED COMPENSATION

Restricted shares

For the six months ended June 30, 2025 and 2024, the board of directors of KX approved certain incentive plans to grant restricted shares to the management and employees of the Group.

On January 9, 2024, the board of directors of KX approved the Kaixin 2024 Plan. On October 15, 2024, the board of directors of KX approved the amendment of Kaixin 2024 Plan. The maximum number of ordinary shares that may be delivered pursuant to awards granted under the Kaixin 2024 Plan is 17,133,333 Class A Ordinary Shares and 5,016,667 Class B Ordinary Shares.

As of December 31, 2024, the Group has granted 2,355,059 Class A Ordinary Shares and 1,100,000 Class B Ordinary Shares under the Kaixin 2024 Plan.

For the six months ended June 30, 2025, the Group has granted 3,800,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares under the Kaixin 2024 Plan.

As of June 30, 2025, the Group has granted 7,155,059 Class A Ordinary Shares and 1,100,000 Class B Ordinary Shares under the Kaixin 2024 Plan.

KAIXIN HOLDINGS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

11.	SHARE-BASED COMPENSATION (cont.)

A summary of the nonvested restricted shares activity for the six months ended June 30, 2025 and 2024 is as follows:

	Number of nonvested restricted shares	Weighted average fair value per ordinary share at the grant dates
Outstanding as of December 31, 2023	3,186	$1,397.40
Vested	(1,367)	$(1,058.40)
Unvested as of June 30, 2024	1,819	$1,651.80

Outstanding as of December 31, 2024	3,186	$1,397.40
Grant	4,800,000	$1.19
Vested	(4,800,000)	$(1.19)
Unvested as of June 30, 2025	3,186	$1,397.40

As of June 30, 2025, there was approximately $1,824 of total unrecognized compensation cost related to unvested restricted shares. The unrecognized compensation costs are expected to be recognized over a weighted average period of 2.60 years.

For the six months ended June 30, 2025 and 2024, the Company recorded share-based compensation expenses of $5,700 and $1,447, respectively, which was charged to general and administrative expenses on the unaudited condensed consolidated statements and operations.

12.	COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.

13.	SUBSEQUENT EVENTS

On October 15, 2024, the Company and Discover Flux Ltd (the “Purchaser”) entered into an instrument of transfer, pursuant to which the Company transfers the 100% equity interest of Morning Star Auto Inc. (“Morning Star”) to the Purchaser. Since Morning Star reported net asset deficits of approximately $8,400 on transfer day, the Company agrees to compensate the Purchaser. On August 6, 2025, the board of directors of the Company resolved that the Company shall issue 10,000 Series I Convertible Preferred Shares with a total Stated Value of $10,000 to the Purchaser as part of the equity transfer transaction. On August 6, 2025, the Company entered into a definitive securities purchase agreement (the “Purchase Agreement”) with the Purchaser and issued the 10,000 Series I Convertible Preferred Shares to the Purchaser.

The Purchase Agreement is filed as Exhibit 99.3 herein, to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Purchase Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.